UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

WideOpenWest, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96758W101
(CUSIP Number)

Ross A. Oliver

General Counsel

Crestview Partners

667 Madison Avenue, 10th Floor

New York, NY 10065

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview Partners III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,682,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,682,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,682,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,227,042
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,227,042
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,227,042
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 TE Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,048,811
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,048,811
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 Co-Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,335,593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,335,593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,335,593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 71,241
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 71,241
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Class A Shares”), of WideOpenWest, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7887 East Belleview Avenue, Suite 1000, Englewood, CO 80111.

Item 2. Identity and Background

The names of the persons filing this statement are: Crestview Partners III GP, L.P. (“Crestview Partners III GP”), Crestview W1 Holdings, L.P. (“Crestview W1”), Crestview W1 TE Holdings, LLC (“Crestview W1 TE”), Crestview W1 Co-Investors, LLC (“Crestview W1 Co-Invest”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) (collectively, the “Reporting Persons” and each, a “Reporting Person”).

The address of the principal office of each of the Reporting Persons is c/o Crestview Partners, 667 Madison Avenue, 10th Floor, New York, New York 10065.

Crestview Partners III GP controls, indirectly through its affiliates, (i) the general partner of Crestview W1 Holdings and (ii) the managing member of each of Crestview W1 TE, and Crestview W1 Co-Invest, each of which is a private investment fund. Crestview Advisors provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners III GP and Crestview W1 is a Delaware limited partnership. Each of Crestview W1 TE, Crestview W1 Co-Invest and Crestview Advisors is a Delaware limited liability company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Through June 6, 2018, Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest collectively purchased 337,000 shares of the Common Stock (“Common Shares”) for aggregate consideration of approximately $2,978,297 in or concurrently with the Issuer’s stock repurchase program announced on May 11, 2018 pursuant to a 10b5-1 plan adopted on May 21, 2018 (the “Repurchase Program”). The source of funds for such purchase was capital contributions made by the investors in each of Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest as well as available lines of credit.

On June 15, 2017, Jeffrey A. Marcus, Brian P. Cassidy and Daniel G. Kilpatrick (each, a “Crestview Director”) were each granted 6,710 restricted Common Shares (the “Restricted Shares”) granted under the Issuer’s 2017 Omnibus Incentive Plan in connection with each Crestview Director’s service on the Issuers board of directors (the “Board”), which vested on May 10, 2018. On May 11, 2018, each of the Crestview Directors were granted 17,037 Restricted Shares granted under the Issuer’s 2017 Omnibus Incentive Plan in connection with each Crestview Director’s service on the Board. Such Restricted Shares will vest on May 11, 2019.

Item 4. Purpose of Transaction

The Common Shares to which this statement relates were acquired by the Reporting Persons pursuant to the Repurchase Program with the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases, private transactions and/or pursuant to a 10b5-1 plan. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence. As part of this ongoing review, the Reporting Persons have engaged, and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Each of Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest (collectively, the “Crestview Investor Group”) is a party to a Stockholders’ Agreement with the Issuer and the individuals listed on the signature pages thereto, dated as of May 24, 2017 (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, the Issuer has agreed that the Crestview Investor Group shall have the right to designate (i) three directors to the Board for so long as the Crestview Investor Group owns at least 22.5% of the Issuer’s outstanding Common Shares, (ii) two directors to the Board for so long as the Crestview Investor Group owns at least 15%, but less than 22.5%, of the Issuer’s outstanding Common Shares and (iii) one director to the Board for so long as the Crestview Investor Group owns at least 5%, but less than 15%, of the Issuer’s outstanding Common Shares.

Jeffrey A. Marcus, Brian P. Cassidy and Daniel G. Kilpatrick, each of whom is a Partner of Crestview Advisors, currently serve as the Crestview Investor Group’s designees on the Board, and, in such capacity, Messrs. Marcus, Kilpatrick and Cassidy and the Reporting Persons may have influence over the corporate activities of the Issuer, including the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or contracts by which it is bound) to at any time or from time to time (A) purchase or otherwise acquire additional Common Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities and/or (D) encourage (including, without limitation, through the positions of Messrs. Marcus, Kilpatrick and Cassidy on the Board and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer’s capitalization or dividend policy, (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board, (iv) changes to the Issuer’s by-laws and (v) other changes to the Issuer’s business or structure.

Item 5. Interest in Securities of the Issuer

(a) See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 26,682,687 Common Shares, or approximately 31.3% of the 85,282,190 outstanding Common Shares of the Issuer as of May 3, 2018 as described in the Quarterly Report filed by the Issuer on Form 10-Q with the Securities and Exchange Commission on May 11, 2018.

Crestview Partners GP controls, indirectly through its affiliates, (i) the general partner of Crestview W1 and (ii) the managing member of each of Crestview W1 TE and Crestview W1 Co-Invest. Crestview Advisors, provides investment advisory and management services to certain of the foregoing entities.

Crestview Partners GP may be deemed to have beneficial ownership over the 21,227,042 Common Shares of the Issuer beneficially owned by Crestview W1, the 1,048,811 Common Shares beneficially owned by Crestview W1 TE and 4,335,593 Common Shares beneficially owned by Crestview W1 Co-Invest.

Jeffrey A. Marcus, Brian P. Cassidy and Daniel G. Kilpatrick are each members of the Issuer's board of directors (each, a “Crestview Director”). Messrs. Marcus, Cassidy and Kilpatrick hold the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners III GP) and the title of Partner at Crestview Advisors.

Each of the Crestview Directors holds 6,710 Common Shares (the “Restricted Shares”) granted under the Issuer's 2017 Omnibus Incentive Plan (the “Plan”). The Restricted Shares are scheduled to vest on the date of the Issuer’s regularly scheduled 2018 annual stockholders’ meeting, subject to the terms of the Plan and the applicable award agreement issued thereunder. Each of the Crestview Directors has assigned all rights, title and interest in the Restricted Shares to Crestview Advisors.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b) Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.
(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.
(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.
(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of member of the Crestview Investor Group is a party to the Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement, the Issuer has agreed that the Crestview Investor Group shall have the right to designate (i) three directors to the Board for so long as the Crestview Investor Group owns at least 22.5% of the Issuer’s outstanding Common Shares, (ii) two directors to the Board for so long as the Crestview Investor Group owns at least 15%, but less than 22.5%, of the Issuer’s outstanding Common Shares and (iii) one director to the Board for so long as the Crestview Investor Group owns at least 5%, but less than 15%, of the Issuer’s outstanding Common Shares.

Each member of the Crestview Investor Group is party to a Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto, dated May 24, 2017 (as amended, the “Registration Rights Agreement”). The Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights, “piggy-back” registration rights, Rules 144 reporting, registration procedures, black-out periods, indemnification and a market stand-off agreement which may restrict such members’ ability to sell, transfer or otherwise dispose of any registrable securities under the Registration Rights Agreement, including their Common Shares, for a period of 90 days following the effective date of the registration statement associated with an underwritten public offering, subject to certain exceptions.

Item 7. Material to be Filed as Exhibits

Exhibit	Name

1	Joint Filing Agreement by and among the Reporting Persons dated as of June 7, 2018.	Filed herewith

2	Form of WideOpenWest, Inc. Stockholders’ Agreement.	Incorporated by reference to Exhibit 10.20 to Amendment No. 3 to the Form S-1, as filed by the Issuer on May 15, 2017 (Registration No. 333-216894).

3	Form of WideOpenWest, Inc. Registration Rights Agreement.	Incorporated by reference to Exhibit 10.20 to Amendment No. 3 to the Form S-1, as filed by the Issuer on May 15, 2017 (Registration No. 333-216894).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2018

CRESTVIEW PARTNERS III GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW W1 HOLDINGS, L.P.

By: Crestview W1 GP, LLC, its general partner

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW W1 TE HOLDINGS, LLC

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW W1 CO-INVESTORS, LLC

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer

CRESTVIEW ADVISORS, L.L.C.

By: /s/ Evelyn C. Pellicone

Name: Evelyn C. Pellicone

Title: Chief Financial Officer